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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              SCHEDULE 14D-9/A
                    SOLICITATION/RECOMMENDATION STATEMENT
                     PURSUANT TO SECTION 14(d)(4) OF THE
                       SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1)

                     ELSAG BAILEY PROCESS AUTOMATION N.V.
                         ELSAG BAILEY FINANCING TRUST
                          (Name of Subject Company)

                    ELSAG BAILEY PROCESS AUTOMATION N.V.
                    (Name of Person(s) Filing Statement)

                 COMMON SHARES, PAR VALUE NLG1.00 PER SHARE
          5 1/2% CONVERTIBLE TRUST ORIGINATED PREFERRED SECURITIES
                       (Title of Class of Securities)

                Common Shares:                     N2925S101
                Preferred Securities:              290205301
                                                   290205103
                                                   U28430202

                    (CUSIP Number of Class of Securities)

                             MARK V. SANTO, ESQ.
                  GROUP VICE PRESIDENT AND GENERAL COUNSEL
                    ELSAG BAILEY PROCESS AUTOMATION N.V.
                           c/o Elsag Bailey, Inc.
                             29801 Euclid Avenue
                         Wickliffe, Ohio 44092-1898
                               (440) 585-8500
                (Name, address and telephone number of person
               authorized to receive notice and communications
                on behalf of the person(s) filing statement)

                               with a copy to:

                         W. PRESTON TOLLINGER, ESQ.
                         MORGAN, LEWIS & BOCKIUS LLP
                               101 Park Avenue
                          New York, New York 10178
                               (212) 309-6915

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     This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed on October 20, 1998 (as amended and supplemented, the "Schedule 14D-9") relating to the offer (the "Offer") by ABB Transportation Participations B.V., a corporation organized under the laws of The Netherlands (the "Purchaser") and a direct, wholly owned subsidiary of ABB Asea Brown Boveri Ltd., a corporation organized under the laws of Switzerland (the "Parent"), to purchase all outstanding (i) common shares, par value NLG 1.00 per share (the "Company Shares"), of Elsag Bailey Process Automation N.V., a corporation organized under the laws of The Netherlands (the "Company"), at a price of $39.30 per Company Share, net to the seller in cash, without interest thereon, and (ii) 5 1/2% Convertible
Trust Originated Preferred Securities of Elsag Bailey Financing Trust guaranteed by the Company and convertible into Company Shares at a price of $61.21 per Preferred Security, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 1998 (the "Offer to Purchase") and the related Letter of Transmittal.

Item 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

     On November 11, 1998, the Company and the Parent announced that a request from the Federal Trade Commission for additional information and documentary material pursuant to the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, had been received. The full text of the press release is set forth in Exhibit 9 hereto and is incorporated herein by reference.

     On October 28, 1998, the Company and the Purchaser provided notification of the Offer to the Committee on Foreign Investment in the United States pursuant to the Exon-Florio Amendment to the Defense Production Act of 1950.

     Pursuant to the Acquisition Agreement, if the only conditions to the Offer remaining to be fulfilled as of the Termination Date are certain regulatory approvals, including those described above, subject to certain limitations set forth in the Offer to Purchase, the Purchaser has an obligation to extend the termination date of the Offer.

Item 9.  MATERIAL TO BE FILED AS EXHIBITS

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented to add the following:

Exhibit Number    Description
--------------    -----------

Exhibit 9 Press Release issued by the Company and the Parent on November 11, 1998.


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                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct:

Dated:  November 12, 1998              ELSAG BAILEY PROCESS AUTOMATION N.V.



                                           By:  /s/ Vincenzo Cannatelli
                                                --------------------------------
                                                    Name:  Vincenzo Cannatelli
                                                    Title  :  Managing Director


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